Filed by Nuveen Energy MLP Total Return Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Nuveen Energy MLP Total Return Fund

Commission File No. 811-22482

MLP & Strategic Equity Fund Inc.

Commission File No. 811-22040

Nuveen Energy MLP Total Return Fund (JMF)

MLP & Strategic Equity Fund Inc. (MTP)

Proposed Fund Merger

Overview and Frequently Asked Questions

What actions did the Funds’ Board of Trustees approve?

On March 5, 2012, Nuveen announced that the Funds’ Board approved a proposal to reorganize the Nuveen Energy MLP Total Return Fund (JMF) and the MLP & Strategic Equity Fund Inc. (MTP) into a single, larger leveraged fund, subject to shareholder approval at the Funds’ annual meeting to be held later this year.

The specific merger proposal is listed below:

Acquired Fund	Symbol	Acquiring Fund	Symbol
MLP & Strategic Equity Fund Inc.	MTP	Nuveen Energy MLP Total Return Fund	JMF

Why is the Funds’ Board recommending the Funds’ merger?

The Funds are managed by the same sub-advisor, and have similar investment portfolios as well as investment objectives and policies. The proposed merger is intended to enhance the ability of the Funds’ common shares to trade well in the secondary market and lower operating expenses by creating a larger, leveraged fund.

In approving the proposed merger, the Funds’ Board concluded that the proposed merger would be in the best interests of the Funds and their respective shareholders.

What are potential benefits of the proposed merger to me as a Fund common shareholder?

The proposed merger is intended to create a larger, leveraged fund, which Nuveen believes offers the following potential benefits to Fund shareholders:

—	Enhanced competitiveness from the combined investment portfolio and the use of a leveraged investment strategy;

—	Stronger trading appeal and lower trading costs, as larger funds with greater float tend to attract more interest from buyers and sellers and have lower bid-ask spreads;

—	Lower fund expense ratio (excluding the costs of leverage) as fixed administrative costs are spread over a larger asset base.

Is the merger a taxable event for fund shareholders?

No. The merger is intended to qualify as a tax-free reorganization for federal income tax purposes. This means it is expected that shareholders will recognize no gain or loss for federal income tax purposes as a result of the merger.

What actions do I need to take at this time?

You do not need to do anything at this time. Additional information on the proposed merger will be contained in the proxy materials which are expected to be filed in the coming weeks.

FORWARD LOOKING STATEMENTS

Certain statements made in this document are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

¡	market developments;
¡	legal and regulatory developments; and
¡	other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen’s web site at www.nuveen.com and may discuss the above-mentioned or other factors that affect the Nuveen closed-end funds. The information contained on our web site is not a part of this document.

This information does not constitute an offer for sale of any securities. A joint Proxy Statement/Prospectus related to the proposed merger will be filed with the SEC in the coming weeks and will contain important information regarding the merger. Shareholders and their financial advisors are urged to read the Proxy Statement/Prospectus carefully. Investors should carefully consider their investment objectives, risk tolerance, liquidity needs and tax liabilities. There can be no assurance that the fund will achieve its investment objectives.

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